UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.

File No. 333-191460 - CF#30207

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Trinseo Materials Operating S.C.A. and Trinseo Materials Finance, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on September 30, 2013, as amended.

Based on representations by Trinseo Materials Operating S.C.A. and Trinseo Materials Finance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.19	through December 31, 2020
Exhibit 10.20	through November 30, 2014
Exhibit 10.21	through March 31, 2019
Exhibit 10.22	through June 17, 2020
Exhibit 10.23	through June 17, 2020
Exhibit 10.24	through December 17, 2015
Exhibit 10.25	through December 17, 2015
Exhibit 10.26	through December 17, 2015
Exhibit 10.27	through June 17, 2020
Exhibit 10.28	through September 30, 2023
Exhibit 10.29	through December 31, 2020
Exhibit 10.30	through December 31, 2020
Exhibit 10.31	through September 30, 2023
Exhibit 10.33	through September 30, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary